OpenSeed

ELEVATE



Hi Customer

Now, more than ever, employers are looking for ways to empower their human resources with the **emotional intelligence and personal skills** required to thrive in an increasingly chaotic world and address the issues of mental health and wellbeing. Furthermore, companies are looking to equip their post-pandemic workplaces with the amenities to attract and retain a powerful, healthy, and happy workforce.

Timing is everything and we're ready to be a part of The Future of Work .
OpenSeed is proud to offer a solution that is already embraced by Dr. Deepak Chopra, Morgan Stanley and potential customers like Deloitte, JLL and Adobe whom we're actively engaged with. We are in the right place, at the right time, with the right product/service to positively impact the lives of millions of people.

We have launched an equity crowdfunding campaign that is allowing our customers, supporters, friends, and professional investors to be a part of this journey.

Please help us spread the word by sharing **OpenSeed's campaign page** with your network of friends and colleagues. Thank you for your continued support !

FOLLOW US
ON LINKEDIN

FOLLOW US
ON INSTAGRAM

DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


WEFUNDER
INVEST IN OPENSEED
Tech-powered meditation pods for the workplace and other commercial spaces.
OpenSeed
ELEVATE

View insights

Boost Post

theopenseed Mental health issues have cost individuals and companies billions of dollars in medical bills, lost productivity, and wellbeing.

Although approaches exist for employee wellbeing, most workplaces don't offer physical spaces that are conducive for meditation. According to a research report by JLL, a world leader in real estate services, only 17% of workers have access to relaxation spaces.

OUR INVESTORS ARE SAYING:

"Because it is exactly what I need at my office!"

"I meditate and would love to see this in every office"

"I feel aligned to purpose and vision! As an Entrepeneur myself I know how important it is to feel yourself backed up and this business looks promising!"

"Passion for finding the tools to support humanity to look after their well being"

More comments on www.wefunder.com/openseed

LINK IN BIO

#investinwellness #meditationpods #meditation #mindfullnessatwork

.
.

.
.
.
.

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

3 minutes ago

Jonathan Marcoschamer
Founder at OpenSeed - Wellness / Music / Design / Tech / Web3
now ·

We are excited to announce the launching of our equity crowdfunding campaign ! We decided to raise on Wefunder to accelerate our growth and share the future upside of our success with a community of people and organizations who are passionate about elevating mental health.

Apart from accredited investors, we are seeking investment from meditation teachers, behavioral health practitioners, musicians, sound designers, and all wellness advocates who share a common interest to evolve our collective consciousness. Many of you will collaborate with us in the months/years to come while helping to shape and grow our company.

Your investment will be used to further develop and make meditation pods accessible to countless people over the next few years.

What is Equity Crowdfunding ? Check out Wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/gDTcAePA

#meditation #wellnessatwork #mindfulnessatwork #wellnessadvocate



OpenSeed
914 followers
now ·

We are excited to announce the launching of our equity crowdfunding campaign. We decided to raise on Wefunder to accelerate our growth and share the future upside of our success with a community of people and organizations who are passionate about elevating mental health.

Apart from accredited investors, we are seeking investment from meditation teachers, behavioral health practitioners, musicians, sound designers, and all wellness advocates who share a common interest to evolve our collective consciousness. Many of you will collaborate with us in the months/years to come while helping to shape and grow our company.

Your investment will be used to further develop and bring meditation pods to thousands and potentially millions of people over the next few years.

What is Equity Crowdfunding ? The ability to invest as little as $250 in your favorite new start-ups. Check out Wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/gtQbrxhW



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.